UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2006

Commission File Number: 333-11470

SUNDAY Communications Limited
(Exact name of Registrant as specified in its charter)

39th Floor, PCCW Tower
TaiKoo Place, 979 King’s Road
Quarry Bay, Hong Kong
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   X           Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ___       No   X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______.

SUNDAY COMMUNICATIONS LIMITED

INDEX TO EXHIBITS

Exhibits

1.	Letter to shareholders of SUNDAY Communications Limited dated December 28, 2006 and published on December 28, 2006.
2.	Liquidation plan of SUNDAY Communications Limited.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SUNDAY COMMUNICATIONS
LIMITED

Date:	December 28, 2006	By:	/s/ Alexander Anthony Arena

			Name:	Alexander Anthony Arena
			Title:	Director

Exhibit 1

28 December 2006

To: the shareholders of SUNDAY Communications Limited

Dear Sir/Madam,

SUNDAY Communications Limited (the “Company”)

Reference is made to the circular of the Company dated 7 November 2006 (the “Circular”) and to the Company’s announcements dated 30 November 2006, 14 December 2006 and 20 December 2006. Terms defined in the Circular shall have the same meanings when used in this letter unless otherwise defined herein.

As referred to in the Company’s announcement dated 14 December 2006, it is proposed that a shareholders resolution to wind up the Company will be passed on 29 December 2006. This follows payment of the Proposed Distribution having been made and the withdrawal of the listing of the Shares on the Stock Exchange having become effective on 20 December 2006.

In accordance with the provisions of the BVI Business Companies Act, 2004, we enclose a copy of the liquidation plan in respect of the voluntary liquidation of the Company. You are not required to take any further action or steps in relation to the enclosed liqiuidation plan.

Yours faithfully For and on behalf of SUNDAY Communications Limited Alexander Anthony Arena Chairman

SUNDAY Communications Limited
(Incorporated in the British Virgin Islands with limited liability)
Registered Office: P.O. Box 957, Offshore Incorporation Centre, Road Town, Tortola, British Virgin Islands

Exhibit 2

Liquidation Plan

of

SUNDAY Communications Limited
(the “Company”)

as required by section 198 of the
BVI Business Companies Act

(a)	The voluntary liquidation of the Company is being effected because the Company is no longer carrying on the business for which it was incorporated.

(b)	It is estimated that the liquidation of the Company will take approximately five months.

(c)	The liquidator is authorised to carry on the business of the Company if the liquidator determines that to do so would be necessary or in the best interests of the creditors or members of the Company.

(d)	Mr. Guy Eldridge, a partner of the law firm of Conyers Dill & Pearman of P.O. Box 3140, Romasco Place, Wickhams Cay 1, Road Town, Tortola, British Virgin Islands, shall be appointed as the voluntary liquidator of the Company, and shall receive no remuneration other than reimbursement for any reasonable out-of-pocket expenses and hourly charges actually incurred.

(e)	The liquidator shall not be required to send to all members a statement of account prepared or caused to be prepared by the liquidator in respect of its actions or transactions.